Exhibit 99.1

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of August 28, 2026, is made by and between Robo.ai, Inc., a company organized in the Cayman Islands (the “Company”), and each of the investors listed on the signature page hereto (individually, a “Buyer” and collectively, the “Buyers”).

WHEREAS, on July 15, 2026, the Company and the Buyers entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which, among other things, the Company agreed to issue and sell, and the Buyer agreed to purchase, certain securities of the Company; all capitalized terms used, but not otherwise defined, herein shall have the respective meanings set forth in the Securities Purchase Agreement; and

WHEREAS, the Company and the Buyers desire to amend the Securities Purchase Agreement as set forth herein and provide certain waivers thereunder.

NOW, THEREFORE, for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Section 1(b)(iii) of the Securities Purchase Agreement is hereby amended and restated as follows:

Additional Closing Date. Subject to completion of the Initial Closing and the Second Closing, if a Buyer has delivered an Additional Closing Notice to the Company, the date and time of the applicable Additional Closing (each, an “Additional Closing Date,” and the Initial Closing Date, each Second Closing Date and each Additional Closing Date, each, a “Closing Date”) shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to such Additional Closing set forth in this Section 1(b)(iii) and Sections 6(d) and 7(d) below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer). Subject to the satisfaction (or waiver) of the conditions to closing set forth in this Section 1(b)(iii) and Sections 6(c) and 7(c) below (the “Additional Closing Conditions”), each Buyer, severally, shall have the right, exercisable by e-mail delivery of a written notice to the Company (each, an “Additional Closing Notice”) to purchase, and to require the Company to sell to such Buyer, at one or more Additional Closings (such Additional Closing, each, an “Additional Optional Closing”), up to such maximum aggregate principal amount of $12,500,000 Additional Notes (subject to reduction, on a dollar-for-dollar basis for the aggregate principal amount of any Additional Notes issued in any Additional Closing on or prior to such Additional Closing Date, if any)(each, an “Additional Optional Closing Maximum Amount”) for all Additional Closings. Each Additional Closing Notice shall specify (x) the proposed date and time of the applicable Additional Closing (which, if unspecified in such Additional Closing Notice, shall be the fifth (5th) Trading Day after such Additional Closing Notice or such other date as is mutually agreed to by the Company and each Buyer) and (y) the aggregate principal amount of Additional Notes to be purchased by each Buyer at such applicable Additional Optional Closing, which shall not exceed the Additional Closing Maximum Amount of such applicable Buyer (or such other amount as the Company and such Buyer shall mutually agree)(such aggregate principal amount of Additional Notes set forth in such Additional Closing Notice to be purchased by such Buyer, each, an “Additional Optional Note Amount”). If a Buyer provides an Additional Closing Notice to the Company, the Company shall be required to file a Registration Statement (as defined in the Registration Rights Agreement) to register the resale of the Conversion Shares underlying such Additional Notes issued for such Additional Option Closing, and such Buyer shall not be required to deliver the Additional Purchase Price for such Additional Notes to the Company until the Registration Statement registering the resale of the Conversion Shares underlying such Additional Notes has been declared effective by the SEC; provided, however, that if a Buyer delivers an Additional Closing Notice less than thirty (30) days prior to the Additional Closing Expiration Date, such Buyer shall be deemed to have waived this prior Registration Statement requirement if the Company files such Registration Statement prior to the Additional Closing Expiration Date or such later date as agreed to by such Buyer. The Buyers’ rights to effect any Additional Optional Closings hereunder shall terminate on November 30, 2026 (or such earlier date as the Buyers shall determine, in their sole discretion, by delivery of a written notice to the Company) (the “Additional Closing Expiration Date”).

2. Section 4(ee) of the Securities Purchase Agreement is hereby amended and restated as follows:

Shareholder Approval. If Shareholder Approval (as defined below) is required, the Company shall provide each shareholder entitled to vote at a meeting of shareholders of the Company (the “Shareholder Meeting”), which shall be promptly called and held not later than forty five (45) calendar days after the date on which Shareholder Approval with respect to one or more proposals becomes required either by the applicable rules of the Principal Market and/or to obtain sufficient authorized, but unissued and unreserved Ordinary Shares to consummate any Additional Closings (such date, the “Shareholder Meeting Deadline”), a proxy statement, in each case, in a form reasonably acceptable to the Lead Buyer and Sullivan & Worcester LLP, at the expense of the Company, with the Company obligated to reimburse the expenses of Sullivan & Worcester LLP incurred in connection therewith. The proxy statement, if any, shall solicit each of the Company’s shareholders’ affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the approval of, as applicable (i) the issuance of all of the Conversion Shares in compliance with the rules and regulations of the Principal Market (without regard to any limitations on conversion set forth in the Notes, assuming all Additional Notes have been issued hereunder), but only if required by the applicable rules of the Principal Market, and/or (ii) the approval of an increase in the Company’s authorized share capital and the approval of an amendment to the Articles to increase the Company’s authorized share capital such that the authorized share capital of the Company is sufficient to reserve a number of Ordinary Shares equal to no less than the applicable Additional Note Reserve Amount (such affirmative approval(s) being referred to herein as the “Shareholder Approval”, and the date such Shareholder Approval is obtained, the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the board of directors of the Company to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained by such Shareholder Approval Date, the Company shall adjourn and reconvene the Shareholder Meeting at least as often as every thirty (30) calendar days thereafter until such Shareholder Approval is obtained, but in no event later than the three hundred and sixty-fifth (365th) calendar day after the Closing Date. Notwithstanding the foregoing, if the Company is able to obtain the written consent of holders of a majority of the issued and outstanding Ordinary Shares to obtain the Shareholder Approval (the “Shareholder Consent”), the Company may satisfy its obligations under this Section 4(ee) by obtaining such consent and submitting for filing with the Commission a Preliminary Information Statement on Schedule 14C no later than 10 days following the date of this Agreement, followed by a Definitive Information Statement on Schedule 14C no later than the timeline for such filing prescribed by the Exchange Act; provided however, that if the Company receives a notification from the Principal Market that the Shareholder Consent must be modified, then the Company shall use its best efforts to provide a new Shareholder Consent.

3. Section 7(b)(vi) of the Securities Purchase Agreement is hereby amended and restated as follows:

The Company shall have delivered to such Buyer a certified copy of the Articles as amended and as certified by the Cayman Islands within ten (10) days of the Second Closing Date.

4. In consideration of the amendments set forth herein, the Lead Buyer hereby waives the condition to the Second Closing set forth in Section 1(b)(ii) of the Securities Purchase Agreement. This waiver shall be effective only in relation to the conditions set forth in Section 1(b)(ii) of the Securities Purchase Agreement and shall neither extend to any other obligations of the Company or any purchase or investment transactions under of Transaction Document, nor shall this waiver prejudice any rights or remedies of the Buyers under the Transaction Documents with respect to matters not specifically addressed herein.

5. Except as specifically modified and amended herein and to update section references, all other terms, conditions and covenants contained in the Securities Purchase Agreement shall remain in full force and effect.

6. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same instrument.

7. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Buyer.

8. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with Section 9(a) of the Securities Purchase Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

COMPANY:

ROBO AI, INC.

By:	/s/ Benjamin Zhai
Name:	Benjamin Zhai
Title:	Chief Executive Officer

BUYER:

JAK MOBILITY VENTURES II LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Authorized Signatory